NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the SEC of its intention to remove the entire classes of the following Securities: Lehman Brothers Holdings, Inc. (the 'Company') Common Stock Depositary Shares (Each Representing One-Tenth Interest in a Share of 5.94% Cumulative Preferred Stock, Series C) Depositary Shares (Each Representing 1/100th of a Share of 5.67% Cumulative Preferred Stock, Series D) Depositary Shares (Each Representing 1/100th of a Share of 6.50% Cumulative Preferred Stock, Series F) Depositary Shares (Each Representing 1/100th of a Share of Floating Rate Cumulative Preferred Stock, Series G) Depositary Shares (Each Representing one One-Hundreth of a share of 7.95% Non-Cumulative Perpetual Preferred Stock, Series J) 7.25% Non-Cumulative Perpetual Convertible Preferred Stock, Series P Floating Mandatory Capital Advantaged Preferred Securities ('MCAPS') 5.857% Mandatory Capital Advantaged Preferred Securities ('MCAPS') Lehman Brothers Holdings Capital Trust III 6.375% Preferred Securities, Series K Lehman Brothers Holdings Capital Trust IV 6.375% Preferred Securities, Series L Lehman Brothers Holdings Capital Trust V 6.00% Preferred Securities, Series M Lehman Brothers Holdings Capital Trust VI 6.24% Preferred Securities, Series N (collectively, the 'Securities') from listing and registration on the Exchange at the opening of business on October 27, 2008, pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of the Exchange, the Securities are no longer suitable for continued listing and trading on the Exchange. The Exchange's action is being taken in view of the Company's September 15, 2008, filing of a petition under Chapter 11 of the U.S Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York. NYSE Regulation noted the uncertainty as to the timing and outcome of the bankruptcy process as well as the ultimate effect of this process on the Company's equity holders. In this regard, the Exchange considered the Company's September 16, 2008, announcement regarding the definitive agreement signed with Barclays Capital to acquire substantially all of the North American business and operating assets of Lehman Brothers, Inc., a wholly-owned subsidiary, and certain related assets of the Company and its affiliates. NYSE Regulation also reviewed the abnormally low price of the common stock since the bankruptcy filing on September 15, 2008. 1. The Exchange's Listed Company Manual (the 'LCM'), subsection 802.01D (Bankruptcy and/or Liquidation), states that the Exchange would normally give consideration to suspending or removing from the list a security of a company when an 'intent to file under any of the sections of the bankruptcy law has been announced or a filing has been made or liquidation has been authorized and the company is committed to proceed.' 2. The Exchange, on September 17, 2008, determined that the Securities of the Company should be suspended immediately from trading, and directed the preparation and filing with the Commission of this application for the removal of the Securities from listing and registration on the Exchange. The Company was notified verbally on September 17, 2008 and by letter on September 18, 2008. 3. Pursuant to the above authorization, a press release was immediately issued and an announcement was made on the 'ticker' of the Exchange at the close on September 17, 2008 of the suspension of trading in the Securities. Similar information was included on the Exchange's website. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its securities, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period.